

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2020

Via E-mail

Meagan M. Reda, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re:** **Apartment Investment & Management Company**
> **Definitive Additional Materials on Schedule 14A Filed October 30, 2020**
> **Filed by Land & Buildings Investment Management, LLC et al**
> **File No. 001-13232**

Dear Ms. Reda:

We have reviewed the above-captioned filing and have the following comment.

DFAN14A Filed October 30, 2020

1. A reasonable factual basis must exist for each statement or assertion of opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement, or provided to the staff on a supplemental basis. With a view toward revised disclosure in your next filings, please provide support for the excerpted messages posted to social media below. Your response should include adequate factual support for your belief that Aimco's investment in IQHQ was undertaken "solely" for Mr. Considine "to be associated with highly regarded Life Science executives" and support for your view that Aimco is deliberately delaying certain filings. Please also advise us of the specific filings that Land & Buildings believes Aimco is refusing to make.

   - "$AIV blatant disregard for shareholders is shown in the $50M unrelated investment in life sciences, solely for Chairman/CEO Considine to be associated with highly regarded Life Science executives at the expense of AIV shareholders, in our view."
   - "CEO Considine today on 3Q earnings call refused to answer any questions on spin and is apparently refusing to make public SEC filings with critical details of spin until after 11/4 record date to consent to special meeting, further disenfranchising shareholders in our view."

* * *

   Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk, Senior Special Counsel, at (202) 551-3263.

                                    Sincerely,

                                    /s/ Joshua Shainess

                                    Joshua Shainess
                                    Special Counsel
                                    Office of Mergers and Acquisitions